UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

EARTHSTONE ENERGY, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

December 28, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons OnyxPoint Global Management LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,504,043
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,504,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,504,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.22%(1)
12.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 105,416,926 shares of Class A common stock outstanding as of October 27, 2022 as reported on the Issuer’s Form 10-Q, filed on November 2, 2022.

CUSIP No.	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Shaia Hosseinzadeh
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,504,043
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,504,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,504,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.22%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 105,416,926 shares of Class A common stock outstanding as of October 27, 2022 as reported on the Issuer’s Form 10-Q, filed on November 2, 2022.

CUSIP No.	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Earthstone Energy Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1400 Woodloch Forest Drive, Suite 300

The Woodlands, TX 77380

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. OnyxPoint Global Management LP (“Global Management”)

2. Shaia Hosseinzadeh

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

One World Trade Center, 46th Floor

New York, NY 10007

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.001 par value

Item 2(e).	CUSIP Number:

27032D304

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

CUSIP No.	13G	Page 5 of 7 Pages

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

OnyxPoint Permian Equity Aggregator II LLC, a wholly-owned subsidiary of OnyxPoint Permian Opportunities Fund LP (together, the “Fund”), directly holds 5,457,528 shares of Class A common stock. Global Management and its affiliates have voting and dispositive power over the 5,457,528 shares held by the Fund as well as 46,515 shares held in various client accounts managed by Global Management and its affiliates. Shaia Hosseinzadeh has sole control of Global Management and its affiliates and, accordingly, has voting and dispositive power over and may be deemed to beneficially own the reported securities.

The filing of this Statement shall not be construed as an admission that the Reporting Persons or any of the foregoing entities are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement and each of the Reporting Persons expressly disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No.	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2023

ONYXPOINT GLOBAL MANAGEMENT LP

By:	/s/ Shaia Hosseinzadeh
Name:	Shaia Hosseinzadeh
Title:	Managing Member

/s/ Shaia Hosseinzadeh
Shaia Hosseinzadeh

CUSIP No.	13G	Page 7 of 7 Pages

EXHIBIT LIST

Exhibit A	JointFiling Agreement, dated as of January 9, 2023.